

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 26, 2016

Henrik Schaumann Jorgensen
Chief Executive Officer
eMedia Group Inc.
1255 Rio Salado Parkway, Suite 215
Tempe, Arizona 85281

> **Re:** **eMedia Group Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 14, 2016**
> **File No. 333-208049**

Dear Mr. Jorgensen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2016 letter.

Dilution, page 23

1.   We note your response to prior comment 3. Please confirm that all costs incurred to date in connection with the offering were incurred after September 30, 2015. If not, then revise your calculation of book value per share after offering accordingly for each scenario presented.

Current and Projected Revenue, page 29

2.   We note your revised disclosures on page 38 in response to prior comment 4 where you indicate that at December 31, 2015 the company had 418 active subscriptions with average revenue per subscription of $568.90. Please clarify whether the average revenue amounts represent monthly, quarterly or annual revenue per subscriber. Also,

considering the number of subscribers and average revenue per subscriber as disclosed, please explain further your 2016 revenue projections of $338,400, based on an estimated monthly rate of $30,000.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: W. Scott Lawler, Esq.
       Booth Udall Fuller, PLC